Beyond Air, Inc.

825 East Gate Blvd., Suite 320

Garden City, New York 11530

September 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Timothy Buchmiller

Re:	Beyond Air, Inc. Registration Statement on Form S-3 File No. 333-233283

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Beyond Air, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on September 11, 2019, or as soon thereafter as possible.

The Company hereby confirms that it is aware of its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the registration statement. The Company hereby acknowledges that:

1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven Lisi
Steven Lisi, Chief Executive Officer

Cc:	Gregory Sichenzia, Esq.
Adam Newman, Esq.